UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Names of Subject Company)

OXFORD AMHERST CORPORATION

(Offeror)

ABBVIE INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

716933106

(CUSIP Number of Class of Securities)

Laura J. Schumacher, Esq.

Executive Vice President, Business Development, External Affairs and General Counsel

AbbVie Inc.

1 North Waukegan Road,

North Chicago, Illinois 60064

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lara M. Levitan, Esq. AbbVie Inc. 1 North Waukegan Road North Chicago, Illinois 60064-6400 (847) 932-7900	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,737,196,453.92	$2,409,662.23***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $257.93, the average of the high and low sales prices per share of Pharmacyclics common stock on March 19, 2015, as reported by the New York Stock Exchange, and (ii) 80,398,544 (the number of shares of Pharmacyclics common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the proposed maximum offering price.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 987,295.41	Filing Party: AbbVie Inc.

Form or Registration No.: Form S-4 333-202921	Date Filed: March 23, 2015

Amount Previously Paid: 1,422,366.82	Filing Party: AbbVie Private Ltd.

Form or Registration No.: Form S-4 333-198286	Date Filed: August 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 23, 2015 by AbbVie Inc. (“AbbVie”), a Delaware corporation and Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Offeror”) relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of Pharmacyclics, Inc. (“Pharmacyclics”), a Delaware corporation, at the election of the holder thereof: (a) $152.25 in cash and a number of shares of AbbVie common stock, par value $0.01, equal to (x) $109.00 divided by (y) the volume weighted average closing sale price of one share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the Offer (as it may be extended in accordance with the Merger Agreement, as defined below) (such price, the “AbbVie Trading Price”), (b) $261.25 in cash, without interest, or (c) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the AbbVie Trading Price, subject in each case to the election procedures and, in the case of elections to receive the all-cash or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

AbbVie has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated March 23, 2015, relating to the offer and sale of shares of AbbVie common stock to be issued to holders of Pharmacyclics shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of March 4, 2015, by and among AbbVie, Pharmacyclics and Offeror, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated March 22, 2015 (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 7.                                      Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

On March 27, 2015, AbbVie entered into a 364-Day Bridge Term Loan Credit Agreement (the “Bridge Loan Agreement”) with the various financial institutions named therein, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders.  The Bridge Loan Agreement provides for an $18.0 billion term facility under which, subject to the satisfaction of certain conditions, AbbVie may request up to two borrowings: (i) one in an amount up to $18.0 billion on the first date on which the Offer is consummated and the conditions to funding of the Bridge Loan Agreement have been satisfied (the “Bridge Closing Date”) and (ii) one on any date within 60 days after the Bridge Closing Date in an amount up to the lesser of $6.0 billion and the amount of the $18.0 billion commitment remaining after the initial borrowing.

AbbVie may use the proceeds of any borrowings under the Bridge Loan Agreement to finance, among other things, the acquisition of Pharmacyclics pursuant to the Merger Agreement and payment of related fees and expenses, the repurchase of AbbVie common stock in connection with the acquisition of Pharmacyclics, and certain other permitted uses.  Loans under the Bridge Loan Agreement mature 364 days after the Bridge Closing Date.

AbbVie’s borrowings under the Bridge Loan Agreement will bear interest, at AbbVie’s option, based on either a base rate or a Eurocurrency (or LIBOR) rate. The base rate is equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the rate of interest per annum from time to time published in the “Money Rates” section of The Wall Street Journal as being the “Prime Lending Rate” and (iii) the one-month Eurocurrency rate plus 1.00%. The margins on both base rate loans and Eurocurrency loans will increase at specified dates in accordance with the terms of the Bridge Loan Agreement.

The Bridge Loan Agreement contains customary representations, warranties and affirmative and negative covenants, including a financial covenant limiting AbbVie’s ratio of Consolidated Total Debt to Consolidated EBITDA to certain ratios on certain dates.

Item 12.                               Exhibits.

Exhibit No.	Description

(d)(4)

364-Day Bridge Term Loan Credit Agreement, dated as of March 27, 2015, among AbbVie, as borrower, the various financial institutions party thereto, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by AbbVie on March 30, 2015).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	March 30, 2015

OXFORD AMHERST CORPORATION

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	President

ABBVIE INC.

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(d)(4)

364-Day Bridge Term Loan Credit Agreement, dated as of March 27, 2015, among AbbVie, as borrower, the various financial institutions party thereto, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by AbbVie on March 30, 2015).